Exhibit 99.2


Schedule l0 - Notification of Major Interests in Shares

Number of reports in announcement:
1

Company Name:
Tomkins plc

Full Issuer Name:
Tomkins plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:


Telephone Confirmation of Release Required:


Contact Name:
Denise Burton

Tel. No:
020-8871-4544

Announcement Given To Third Parties:


Amendment:
No

Headline:
Holding in company




Schedule 10 - Notification of Major Interests in Shares

1 Name of company:

Tomkins plc

2 Name of shareholder having a major interest:

T. Rowe Price Associates, Inc.

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

T. Rowe Price Associates, Inc. and its subsidiaries

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Not notified

5 Number of shares/amount of stock acquired:

Not applicable

6 Percentage of issued class:

Not applicable

7 Number of shares/amount of stock disposed:

Not notified (see additional info.)

8 Percentage of issued class:

Not notified

9 Class of security:

Ordinary shares of 5p each

10 Date of transaction:

Not notified

11 Date company informed:

5 August 2002

12 Total holding following this notification:

22,391,274

13 Total percentage holding of issued class following this notification:

2.90016%

14 Contact name for queries:

Denise Burton

15 Contact telephone number:

020-8871-4544

16 Name of company official responsible for making notification:

Denise Burton
Deputy Company Secretary

17 Date of notification:
5 August 2002


Additional Information:

7. The shareholder's interest has ceased to be notifiable as it has decreased to below 3%.